NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

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                                      Three Months Ended    Three Months Ended
                                      September 30, 2000    September 30, 1999
                                     ____________________  ____________________
EQUIVALENT SHARES:

Weighted Average Shares Outstanding         2,679,573             2,770,439

Total Diluted Shares                        2,690,968             2,787,785

Net Income                           $        883,273      $        801,722

Basic Earnings Per Share             $           0.33      $           0.29

Diluted Earnings Per Share           $           0.33      $           0.29

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